                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For February 27, 2004

                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  [X]          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes [ ]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              International Uranium Corporation
                                              ---------------------------------
                                                      (Registrant)

Date:  February 27, 2004                        By: /s/  Ron F. Hochstein
                                                    ---------------------------
                                               Ron F. Hochstein, President

                                  EXHIBIT INDEX

         Exhibit Number                                      Description
         --------------                                      -----------
                1                                     2004 First Quarter Report

                                                                    Exhibit 1
REPORT TO SHAREHOLDERS
1ST QUARTER 2004
(U.S. DOLLARS)

Since the beginning of the first quarter of fiscal 2004 uranium prices have increased from $12.20 per pound U(3)O(8), on September 30, 2003 to over $16.00 per pound by the end of February, 2004. Market analysts have attributed this increase in uranium price to moderate increases in demand together with the impact of Russia attempting to terminate a long term contract for the supply of high enriched uranium ("HEU") material with Globe Nuclear Services and Supply GNSS, Limited ("GNSS") in November, 2003. Because GNSS was the largest seller of this HEU feed to U.S. utilities, spot market prices have escalated.

With the increase in uranium prices, International Uranium Corporation ("IUC" or the "Company") returned to its roots with an increased focus on uranium exploration. In the first quarter, the Company acquired interests in two uranium exploration properties, the Moore Lake and Lazy Edward Bay properties, in the southeastern sector of the Athabasca Basin region of northern Saskatchewan, Canada, from JNR Resources Inc. ("JNR"). The Company and JNR have also formed a strategic alliance for the acquisition or staking of new properties in the area. Under this alliance, the Company can earn a 75% interest in a property by paying the initial staking costs and the first $500,000 of exploration funding. The Athabasca Basin region hosts the world's richest uranium reserves. The Company's exploration properties are located near to Cameco Corporation's McArthur river uranium mine, the world's largest uranium mine with annual capacity of 18 million pounds U(3)O(8). This region fuels well over 10% of the United States' electrical power needs and accounts for approximately one-third of the world's uranium production.

In the first quarter, the Company initiated a drilling program on the Moore Lake property and is currently awaiting analytical results. The drilling program was restarted in 2004 after a three week Christmas break, and is planned to continue throughout 2004, together with a geophysical program which includes 30 kilometers of linecutting, gravity and electromagnetic programs. In addition to the exploration on Moore Lake, the Company and its partner, JNR, will be initiating an airborne electromagnetic survey on their Pendleton Lake property, and other areas the two companies have staked under their strategic alliance.

In addition to its exploration program with JNR, the Company signed a letter of intent in January 2004 to earn up to a 75% interest in the Crawford Lake uranium project from Phelps Dodge Corporation of Canada, Limited, which is subject to signing of formal agreements and regulatory approval. Crawford Lake is a 12,979 hectare uranium property located in the heart of the Athabasca Basin. An exploration program on this property is being formulated for the later part of fiscal 2004 and early 2005. The Company is continuing to evaluate other opportunities in the Athabasca Basin.

The Company is also evaluating the possibility of recommencing its uranium exploration program in Mongolia, as a result of the recent increases in the price of uranium and improved market fundamentals. On its Mongolian base and precious metals exploration program, the Company completed a 3,100 meter drilling program on its Shiveen Gol target in its Tsagaan Tolgoi property area in Western Mongolia. Although the drilling program did not intercept any ore grade mineralization, thick intersections of low-grade mineralization, as well as thin intercepts of high-grade copper and silver mineralization, were encountered. The Company will continue to maintain this program at similar funding levels as last year but will aggressively evaluate opportunities to sell a portion or all of its Mongolian gold and precious metal exploration properties.

In the U.S., the Company continues to focus on developing its alternate feed business as a feed source for the Company's White Mesa Mill (the "Mill"). During the quarter, the Mill received approximately 3,300 tons of material from the Linde site. In addition to the Linde material, the Company continues to receive deliveries of alternate feed materials from another uranium producer. While the Company does not receive a processing fee for this particular alternate feed material, it will produce uranium from these materials, which can then be sold. As of the end of the first quarter of fiscal 2004, there were approximately 6,150 tons of this material at the Mill, which contains approximately 425,000 lbs of uranium. The Company is currently evaluating the feasibility of processing these materials during fiscal 2004. On its Urizon alternate feed program with Nuclear Fuel Services, Inc. ("NFS"), NFS and the Company are currently investigating the potential for alternative commercial opportunities to move the program forward without government funding.

With respect to the Company's U.S. uranium properties, further increases in both uranium and vanadium prices above current levels would be required in order for the Company to consider recommencing its U.S. mining activities, which have a higher cost of production.

During the quarter, the Company recorded a net loss of $1,165,555 ($0.02 per share), as compared to net income of $2,265,692 ($0.03 per share) for the first quarter of fiscal 2003. This difference is primarily due to the fact that the Mill was processing alternate feed materials during the first quarter of fiscal 2003, which generated operating profits. The Mill is currently on stand-by. During the quarter, the Company was successful in raising gross proceeds of Cdn $12.25 million through two equity financings. This significantly improved the Company's cash and short-term investments, which as of the end of the first quarter of fiscal 2004 were $12,780,667.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial condition and results of operations for the Company for the period ended December 31, 2003 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

OVERVIEW

IUC is incorporated under the Business Corporations Act (Ontario). The Company is engaged primarily in uranium exploration and in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste materials. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Mill. In addition, the Company sells uranium recovered from these operations, as well as vanadium and other metals that can be produced as a co-product with uranium. The Company owns several uranium and uranium/vanadium mines in the U.S. that have been shut down pending further improvements in commodity prices. In addition, the Company is engaged in precious and base metals exploration in Mongolia.

Due to deteriorating commodity prices at the time and other factors, the Company ceased its uranium mining and exploration activities in 1999/2000, and shut down all of its mines and its Mongolian uranium joint venture indefinitely, pending significant improvements in commodity prices. During that time period, the Company focused its resources primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business, and the Company initiated a precious and base metals exploration program in Mongolia.

As a result of the recent increases in uranium prices and improved market fundamentals, the Company acquired uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada, and commenced an exploration program on certain of those properties during the first quarter of fiscal 2004. While the Company is currently evaluating the possibility of recommencing its uranium exploration program in Mongolia, further increases in both uranium and vanadium prices above current levels would be required in order for the Company to consider recommencing its U.S. mining activities, which have a higher cost of production.

In addition to its exploration programs, the Company intends to continue to devote significant resources to the development of the alternate feed, uranium-bearing waste recycling business. The Company expects that the development of the business of recycling uranium-bearing materials can continue to help offset Mill and mine standby costs, and, potentially, result in sustained profitable operations for the Company. While the Company has had considerable success to date in this initiative, and the alternate feed business has helped to offset Mill and mine standby costs, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a major focus of the Company.

In the first quarter of fiscal 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of an alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC, a 50/50 joint venture company.

REVENUES

Revenues for the first quarter of fiscal 2004 consisted of process milling fees generated under the Company's alternate feed processing agreements and fees from engineering services. Revenues for the first quarter of fiscal 2004 were $390,624 as compared to $4,274,107 for the first quarter of fiscal 2003. The decrease of $3,883,483 was due to the completion of the alternate feed mill run, which began during the third quarter of fiscal 2002, and was completed on May 23, 2003. Revenue from engineering services is for services the Company is providing, on a cost plus basis to a related company, which is reclaiming a mine site in the U.S. Alternate feed processing activities during the first quarter of fiscal 2004 consisted primarily of receipt, sampling and analysis of Linde material.

The Company receives a recycling fee for a majority of the alternate feed materials once they are delivered to the Mill. Fees are recorded as deferred revenue until the material is processed at which time they are recorded as revenue. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods.

The Company continues to hold approximately 424,000 pounds of vanadium, as black flake, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor. Over the past six months, vanadium prices have improved and are currently trading in the range of $3.00 to $3.75 per pound V(2)O(5). The Company will continue to evaluate opportunities to sell its inventory.

In addition to FUSRAP (Formerly Utilized Sites Remedial Action Program) material from the Linde site, the Company continues to receive deliveries of alternate feed materials from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed material, it will produce uranium from these materials, which will then be sold. As of December 31, 2003, there were approximately 6,150 tons of these materials at the Mill, containing approximately 425,000 lbs of uranium. Revenues from these materials will be recognized as recovered uranium is sold. Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to FUSRAP materials.

COST OF PRODUCTS AND SERVICES SOLD

Process milling expenditures for the first quarter of fiscal 2004 of $32,802 represent expenditures incurred receiving alternate feed materials. These expenditures decreased by $1,655,167 as compared to processing milling expenditures of $1,687,969 during the first quarter of fiscal 2003. The decrease is due to non-operation of the mill since May 23, 2003. During the first quarter of fiscal 2004, the Company received 3,329 tons of alternate feed material from the Linde site as compared to the first quarter of fiscal 2003 during which the Company received 3,632 tons of Linde material. As of December 31, 2003, approximately 39,000 tons of material remained in stockpile waiting to be processed during the next mill run. The timing of the next mill run will depend on a number of factors such as uranium price and the amount of material available to be processed.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. During the first quarter of fiscal 2004 the Mill did not process any alternate feed material, resulting in Mill stand-by expenditures of $549,809, compared to the first quarter of fiscal 2003, in which the Mill was actively processing alternate feed material. As a result, there were no Mill stand-by expenditures in the first quarter of fiscal 2003.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for the first quarter of fiscal 2004 were $924,889 as compared to selling, general and administrative expenses of $585,909 for the first quarter of fiscal 2003. The increase of $338,980 was primarily due to the additional costs the Company incurred in conjunction with the engineering services that the Company is providing. In addition to the engineering services costs, the increase is also the result of a combination of increased audit fees, legal fees associated with the acquisition of the Canadian uranium exploration properties, and costs associated with downsizing the Denver office.

EXPLORATION

Uranium Exploration

In the first quarter of fiscal 2004, the Company acquired interests in uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties. Total gross program expenditures, including capitalized exploration expenditures, for the first quarter of fiscal 2004 were $160,583.

The Company also has a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. The joint venture holds 5 exploration licenses totaling 1 million hectares. This in-situ leach uranium project remained on stand-by during the first quarter fiscal 2004.

Precious and Base Metals Exploration

During the second quarter of fiscal 2002, the Company initiated a precious and base metals exploration effort in Mongolia. This program is being funded 100% by the Company. As of December 31, 2003, the Company controlled 65 exploration licenses totaling 1.62 million hectares. 43 of these licenses are held 100% by the Company and 22 licenses are under a purchase option. In the first quarter of fiscal 2004, three exploration licenses were released at the cost of $37,162.

Total gross program expenditures, including capitalized exploration expenditures, for the first quarter of fiscal 2004 of $408,777 increased by $242,484 as compared to $166,293 in the first quarter fiscal 2003. The increase was due to the drilling program carried out on specific targets in western Mongolia.

OTHER INCOME AND EXPENSE

Net interest and other income was $257,626 for the first quarter of fiscal 2004 as compared to $205,884 for the first quarter of fiscal 2003. The increase of $51,742 was primarily the result of an increase of $141,225 in foreign exchange gains on Canadian dollars offset by a decrease of $60,044 in income from equipment sales.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2003, the Company had cash and short-term investments of $12,780,667 and working capital of $14,765,684 as compared to cash and short-term investments of $4,729,039 and working capital of $7,294,884 at September 30, 2003. The increase of $7,470,800 in working capital was primarily due to the receipt of net proceeds from private placements for 6.7 million common shares at a price of Cdn $1.50 per share and 2 million flow through common shares at a price of Cdn $1.10 per share.

Net cash used in operating activities was $34,709 for the first three months of fiscal 2004 and consisted primarily of the net loss from continuing operations of $1,165,555, adjusted for non-cash items of depreciation of $116,675, offset by a decrease in trade and other receivables of $868,399, and decreases in accounts payable and accrued liabilities of $408,968. The decrease in trade and other receivables was primarily due to the collection of amounts due from alternate feed material receipts and amounts due from the Urizon Joint Venture. The decrease in accounts payable and accrued liabilities reflects the payment of standard operating expenses during the quarter.

Net cash used in investment activities was $809,593 for the three months ended December 31, 2003 and consisted primarily of capitalized exploration expenditures in Mongolia and Canada of $527,035. Restricted investments increased by $100,053 as a result of interest income during the quarter, and the Company invested $152,360 in JNR Resources, Inc. during the quarter.

Net cash provided by financing activities for the three months ended December 31, 2004 totaled $8,743,570 and consisted primarily of proceeds from the issuance of 8.7 million common shares.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with accounting principles in Canada and the United States requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the timing and amount of future reclamation obligations and the recoverability of its capitalized mineral property expenditures.

On an ongoing basis, management re-evaluates its estimates and assumptions. However actual amounts could differ from those based on such estimates and assumptions.

CONTRACTUAL OBLIGATIONS

Set out below are the Company's principal contractual obligations in the following categories:

                                            Less than        1 to 3          3 to 5        More than
(expressed in thousands of dollars)          1 Year          Years           Years          5 Years
-----------------------------------------------------------------------------------------------------
Operating lease obligations                   $109            $291            $92             $99
=====================================================================================================

In addition, the Company has a reclamation obligation of $12,503,129, the timing of which will depend upon the Company's business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the White Mesa Mill at any time, the Company currently has no intention of placing the Mill into reclamation in the foreseeable future.

ENVIRONMENTAL RESPONSIBILITIES

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with the U.S. Nuclear Regulatory Commission. The Mill and mine reclamation estimates at December 31, 2003 are $12,503,129, which are currently expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. For fiscal 2004 and 2003, the amount of these restricted investments collateralizing the Company's reclamation obligations was $12,207,000 and $12,106,947 respectively. The increase of $100,053 was due to interest income from these investments.

As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant

RESEARCH AND DEVELOPMENT

The Company does not have a research and development program per se. Process development efforts expended in connection with the processing of alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U(3)O(8) and $4.10 per pound of V(2)O(5) in October 1997 to $7.40 per pound of U(3)O(8) and $1.70 per pound of V(2)O(5) at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and has shutdown all of its uranium and uranium/vanadium mines and its Mongolian Gurvan-Saihan Joint Venture. Also as a result of these market events, the Company decided to marshal its resources and to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Although uranium prices have increased to over $16.00 per pound U(3)O(8) by the end of February 2004, and vanadium is currently trading in the range of $3.00 to $3.75 per pound V(2)O(5), prices are still too low to justify the operation of the Company's U.S. mines given their higher cost of production. However, with these higher uranium prices, the Company is evaluating the possibility of recommencing development of its Gurvan-Saihan Joint Venture. In addition, the Company has acquired additional uranium exploration properties in Canada in fiscal 2004 and has commenced an aggressive exploration program on certain of those properties.

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2004

With the recent increases in uranium price and the improvement in uranium market fundamentals, the Company will be putting more focus on acquisition and development of world-class uranium projects, including its Canadian exploration properties, while also continuing to aggressively pursue additional alternate feed material for the White Mesa Mill.

Revenues for fiscal 2004 will depend on the timing and length of the next mill run and the decision by management to sell uranium and vanadium from inventories. Currently, the Company is performing confirmatory test work for a potential mill run later in the year, in which three alternate feed materials, which have uranium grades ranging from 2% to 10%, would be processed. In addition to these materials, the Company anticipates continuing to receive alternate feed materials from the Linde FUSRAP site throughout the year; however, volumes will be reduced during the second quarter due to project budget constraints. In addition to the Linde material, the Company will be receiving approximately 5,000 tons of material from a commercial generator during fiscal 2004. With respect to the Urizon project, the Company and its joint venture partner, Nuclear Fuel Services, Inc., are investigating alternative commercial arrangements, and re-evaluating the feasibility of the project, as a result of the Department of Energy's recent decision not to fund the program at this time.

With higher uranium prices, the Company is evaluating restarting activity in Mongolia on its Gurvan-Saihan Joint Venture. With respect to the U.S. uranium/vanadium mines, however, the Company intends to maintain those assets on stand-by pending further increases in uranium and vanadium prices, at which time the Company would study the feasibility of re-opening some of these mine sites.

In Canada, the Company's exploration program on its Moore Lake project, with JNR Resources Inc., will continue in 2004 with additional drilling and focused geophysical programs. In addition to the Moore Lake property, the Company will expand its exploration program to other properties held 100% by the Company or joint ventured with other companies, and will continue to joint venture or acquire additional properties in the Athabasca Basin.

The Company will continue to pursue its precious and base metals program in Mongolia on a limited basis, with the goal of identifying potential joint venture partners to provide additional funding for the exploration programs, or of potentially selling the properties.

RISKS AND UNCERTAINTIES

Exploration for and development of mineral properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration and development, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

                       INTERNATIONAL URANIUM CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                            (UNITED STATES DOLLARS)

                                                           DECEMBER 31, 2003    SEPTEMBER 30, 2003
                                                               (UNAUDITED)           (AUDITED)
                                                           ---------------------------------------
ASSETS
  Current assets:
  Cash and cash equivalents                                   $ 11,538,347         $  3,639,079
  Short-term investments                                         1,242,320            1,089,960
  Trade and other receivables                                      412,956              833,038
  Inventories                                                    1,762,051            1,761,368
  Prepaid expenses and other                                       255,870              382,488
  Due from Urizon Joint Venture                                      2,835              451,152
                                                              ------------         ------------
                                                                15,214,379            8,157,085

  Plant and equipment, net                                       2,933,354            2,825,238
  Mineral properties                                             2,266,855            1,776,982
  Intangible asset                                                 750,000              750,000
  Restricted investments  (Note 2)                              12,207,000           12,106,947
                                                              ------------         ------------
                                                              $ 33,371,588         $ 25,616,252
                                                              ============         ============
LIABILITIES
  Current liabilities:
  Accounts payable and accrued liabilities                    $    437,750              847,729
  Notes payable                                                     10,945               14,472
                                                              ------------         ------------
                                                                   448,695              862,201

  Notes payable, net of current portion                             51,052               51,052
  Reclamation obligations  (Note 3)                             12,503,129           12,320,983
  Deferred revenue                                               2,343,044            2,158,938
  Other long-term liability                                         99,593               98,582
                                                              ------------         ------------
                                                                15,445,513           15,491,756
                                                              ------------         ------------

SHAREHOLDERS' EQUITY
  Share capital (Note 4)
  Issued and outstanding (77,670,066 and 68,970,066 shares)     46,682,630           37,935,533
  Value assigned to stock options (Note 5)                         220,037                    -
  Deficit                                                      (28,976,592)         (27,811,037)
                                                              ------------         ------------
                                                                17,926,075           10,124,496
                                                              ------------         ------------
                                                              $ 33,371,588         $ 25,616,252
                                                              ============         ============

ON BEHALF OF THE BOARD

"Ron F. Hochstein"                                    "Lukas H. Lundin"
Ron F. Hochstein, Director                            Lukas H. Lundin, Director

                       INTERNATIONAL URANIUM CORPORATION
               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                       (UNITED STATES DOLLARS)(UNAUDITED)

                                                     THREE MONTHS ENDED DECEMBER 31
                                                          2003          2002
                                                      ---------------------------
OPERATIONS
Revenue
  Process milling                                     $     31,452   $  4,274,107
  Engineering services                                     359,172              -
                                                      ------------   ------------
    Total revenue                                          390,624      4,274,107
                                                      ------------   ------------
Costs and expenses
  Process milling expenditures                              32,802      1,687,969
  Mill stand-by expenditures                               549,809              -
  Selling, general and administrative                      924,889        585,909
  Stock based compensation (Note 5)                        220,037              -
  Exploration general                                       42,325         10,877
  Change in market value of other asset                          -        (79,000)
  Write-down of mineral properties                          37,162              -
  Depreciation                                               6,781          8,544
                                                      ------------   ------------
                                                         1,813,805      2,214,299
                                                      ------------   ------------

Income (loss) before the undernoted items               (1,423,181)     2,059,808

Other income
  Gain (loss) on sale of land and equipment                 12,500         72,544
  Net interest and other income                            245,126        133,340
                                                      ------------   ------------
NET INCOME (LOSS) FOR THE PERIOD                        (1,165,555)     2,265,692
                                                      ============   ============

Basic and diluted income (loss) per share             $      (0.02)  $       0.03
                                                      ============   ============

Basic weighted average number of shares outstanding     71,151,385     65,652,998
                                                      ============   ============

DEFICIT
Deficit, beginning of period                           (27,811,037)   (33,344,189)
  Net income (loss) for the period                      (1,165,555)     2,265,692
                                                      ------------   ------------
DEFICIT, END OF PERIOD                                $(28,976,592)  $(31,078,497)
                                                      ============   ============

                       INTERNATIONAL URANIUM CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (UNITED STATES DOLLARS)(UNAUDITED)

                                                              THREE MONTHS ENDED DECEMBER 31
                                                                    2003           2002
                                                                ---------------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net (loss) income for the period                                $ (1,165,555)  $  2,265,692
Items not affecting cash
   Depreciation                                                      116,675        196,703
   Gain on sale of  equipment                                        (12,500)       (72,319)
   Gain on disposition of other asset                                      -        (79,000)
   Write-down of mineral properties                                   37,162              -
Changes in non-cash working capital items
   Decrease (increase) in trade and other receivables                868,399     (1,018,763)
   Increase in inventories                                              (683)      (186,997)
   Decrease in other current assets                                  126,618         97,428
   Decrease in other accounts payable and accrued liabilities       (408,968)      (372,753)
   Increase (decrease) in deferred revenue                           184,106     (2,756,481)
   Stock based compensation                                          220,037              -
                                                                ------------   ------------
   NET CASH (USED IN) OPERATIONS                                     (34,709)    (1,926,490)
                                                                ------------   ------------

INVESTING ACTIVITIES

   Purchase of plant and equipment                                   (42,645)       (16,973)
   Mineral properties                                               (527,035)      (155,416)
   Purchase of intangible asset                                            -       (750,000)
   Proceeds from sale of surplus equipment                            12,500         77,300
   Purchase of short-term investments                               (152,360)             -
   Increase in restricted investments                               (100,053)      (118,824)
                                                                ------------   ------------
   NET CASH (USED IN) INVESTMENT ACTIVITIES                         (809,593)      (963,913)
                                                                ------------   ------------

FINANCING ACTIVITIES

   Decrease in notes payable                                          (3,527)        (3,134)
   Settlement of other asset                                               -       (280,000)
   Issuance of common shares                                       8,747,097              -
                                                                ------------   ------------
   NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES             8,743,570       (283,134)
                                                                ------------   ------------

Increase (decrease) in cash and cash equivalents                   7,899,268     (3,173,537)
Cash and cash equivalents, beginning of period                     3,639,079      6,710,782
                                                                ------------   ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                        $ 11,538,347   $  3,537,245
                                                                ============   ============

Notes to Financial Statements

Per audit committee suggestions show US $ amount in note 7

Exchange rate as at December 31, 2003
1 US $ = 1.29460 Canadian $

1 Canadia $ = 0.77244 US $

Canadian         Rate           US $
4,400,000       0.77244      3,398,736
  850,000       0.77244        656,574
  500,000       0.77244        386,220

2,500,000       0.77244      1,931,100
  250,000       0.77244        193,110
  150,000       0.77244        115,866

INTERNATIONAL URANIUM CORPORATION
Notes to Consolidated Financial Statements
(United States Dollars) (Unaudited)

1.       Basis of Preparation of Financial Statements

         These unaudited interim consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in Canada on a basis consistent with the consolidated financial statements of the Company included in its 2003 annual report.

         These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statement of the Company. They do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2003 annual report.

2.       Restricted Investments

         Amounts represent cash and fixed income securities the Company has placed on deposit to secure its reclamation and performance bonds (Note
         3).

                                               December 31, 2003    September 30, 2003
                                               ---------------------------------------
Cash and cash equivalents                      $        3,292,349       $ 2,177,688
Fixed income securities                                 8,914,651         9,929,259
                                               ------------------       -----------
                                               $       12,207,000       $12,106,947
                                               ==================       ===========

3.       Provisions for Reclamation

         Estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties are based principally on legal and regulatory requirements. At December 31, 2003, $12,503,129 was accrued for reclamation costs, and this amount also includes the bond posted in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies as partial security for these liabilities. The Company has deposited cash and fixed income securities on account of these obligations.

         Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives and the scope of reclamation activities. Actual costs will differ from those estimated and such differences may be material.

4.       Share Capital

                  a.       Authorized - unlimited number of common shares.

                  b.       Issued and outstanding

         Shares

                                             December 31, 2003   September 30, 2003
                                             --------------------------------------
Beginning of period                               68,970,066         65,735,066
Employee stock options exercised                           -          3,235,000
Private placements                                 8,700,000                  -
                                                  ------------------------------
End of period                                     77,670,066          68,970,066
                                                  ==============================

Amount

                                          December 31, 2003   September 30, 2003
                                          --------------------------------------
Beginning of period                          $37,935,533       $37,466,609
Employee stock options exercised                       -           468,924
Private placements                             8,747,097
                                             ------------------------------
End of period                                $46,682,630       $37,935,533
                                             ==============================

         During the first quarter, the Company completed a private placement for 2 million flow through common shares at a price of Cdn $1.10 per share and a subsequent private placement for 6.7 million common shares at a price of Cdn $1.50 per share.

5.       Stock options

         The Company has adopted a stock option plan under which the Board of Directors may from time to time grant to directors, officers, key employees and consultants of the Company, options to purchase shares of the Company's common stock. These options are intended to advance the interests of the Company by providing eligible persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company. Options granted under the share option plan have an exercise price equal to the fair market value of such shares on the date of grant. All outstanding options granted to date vest immediately and expire three years from the date of the grant of the option.

         Stock options outstanding and exercisable as of December 31, 2004 were as follows:

                      Options Outstanding and Exercisable

                                       Average Remaining             Weighted Average
 Number Outstanding                 Contractual Life (Years)      Exercise Price Per Share
--------------------------------------------------------------------------------------------
       300,000                             1.25                           Cdn $0.30
       250,000                             2.03                           Cdn $0.31
       120,000                             0.72                           Cdn $0.37
     1,875,000                             2.80                           Cdn $1.01
---------------------------------------------------------------------------------------------
     2,545,000                             1.70                           Cdn $0.49
=============================================================================================

         Outstanding options expire on June 2004, October 2005 and November 26, 2006.

         Effective October 1, 2002, the Company adopted the new accounting standard for stock based compensation. For income statement purposes the Company has elected to only expense stock-based compensation for non-employees, but not directors, officers and employees of the Company. In the first quarter of fiscal 2004, the Company expensed stock based compensation for non-employees in the amount of $220,037, which has been credited to value assigned to stock options. The compensation expense for the non-employees and the fair values of options included in pro-forma amounts below, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

Dividend yield                             0%
Average risk free interest rate         3.49%
Expected volatility                       65%
Expected life of options              3 years

         Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $648,530 in respect of its employee and director stock options. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

                                                                                       1st Quarter Ended
                                                                                       December 31, 2003
                                                                                       -----------------
Net loss as reported                                                                      ($1,165,555)
Compensation expense                                                                      ($  648,530)
Pro forma                                                                                 ($1,814,085)

Basic and diluted loss per share:
As reported                                                                               ($     0.02)
Pro forma                                                                                 ($     0.03)

         Net income or loss per share was calculated on the basis of the weighted average number of shares outstanding for the year. The weighted average number of shares outstanding at December 31, 2003 was 71,151,385.

         Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

6.       Segmented Information

         a.     Geographic information

                                                                     Three Months Ending
                                                           December 31, 2003         December 31, 2002
                                                           -------------------------------------------
Revenue
         United States                                           $  390,624                $4,274,107
                                                           -------------------------------------------
                                                                 $  390,624                $4,274,107
                                                           ===========================================
Net Income (loss)
         Canada                                                 ($  235,622)              ($   75,711)
         United States                                             (844,405)                2,360,643
         Mongolia                                                   (85,528)                  (19,240)
                                                           -------------------------------------------
                                                                ($1,165,555)               $2,265,692
                                                           ===========================================

                                                           December 31, 2003        September 30, 2003
Total assets
         Canada                                                  $ 9,464,742               $   465,510
         United States                                            21,697,560                23,047,594
         Mongolia                                                  2,209,286                 2,103,148
                                                           -------------------------------------------
                                                                 $33,371,588               $25,616,252
                                                           ===========================================

7.       Contingency

         The Company has received a demand and threat of pursuit of litigation in respect of alleged preferential payments by a former customer, in the amount of $1,292,157. The former customer filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in January, 2002. That company subsequently sold substantially all of its assets to The Shaw Group, Inc. ("Shaw"), who is now performing the contract with the Company. There is a dispute between Shaw and the bankrupt company with respect to the release of a number of alleged preferential claims arising out of contracts assigned to Shaw under this sale, including the alleged preferential claim against the Company. Shaw has taken the position that these claims are non-meritorious. The Company also disputes this claim and is working with Shaw to bring this matter to a resolution.

8.       Commitments and subsequent events

         During the first quarter of fiscal 2004, the Company entered into an option to acquire a 75% interest in the Moore Lake project, a uranium exploration project in the southeastern sector of the Athabasca Basin of northern Saskatchewan. The Moore Lake project is being optioned from JNR Resources Inc. IUC has an option to earn up to a 75% interest in the property through aggregate expenditures and investments of Cdn $4.4 million (US$3.4 million) over a period of 4 years. The first year expenditure requirement is Cdn $850,000 (US$657,000). In addition, IUC has an option to acquire a 75% interest in the Lazy Edward Bay uranium property, located west of Moore Lake, through expenditures of Cdn $500,000 (US$386,000) over a period of two years.

         On January 8, 2004, the Company signed a letter of intent to acquire a 75% interest in the Crawford lake uranium exploration project from Phelps Dodge Corporation of Canada Limited. The property is located in the Athabasca Basin of northern Saskatchewan. Upon completion of the formal agreement and receipt of regulatory approvals, the Company will be able to earn up to a 75% interest in the property through expenditure of Cdn $2.5 million (US$1.9 million) over a four year period. The first year expenditure requirement is Cdn $250,000 (US$193,000) of which Cdn $150,000 (US$116,000) is a firm commitment.

         The exchange rate as at December 31, 2003 has been used in this note (1 Canadian dollar equals 0.77 US dollars)